

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2009

Mr. Glenn M. Dobbs
President and Chief Executive Officer
Mines Management, Inc.
905 West Riverside Ave., Suite 311
Spokane, Washington 99201

> **Re: Mines Management Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Schedule 14A Filed April 30, 2009**
> **File No. 001-32074**

Dear Mr. Dobbs:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Commission File Number

1.   Although the most recent Form 10-K you filed includes the correct file number, beginning with the Form 10-K for the year ended 12/31/2007, you have used three different file numbers on the cover pages of your Exchange Act filings. We refer you to your subsequent filings on Form 10-Q, for example. Please ensure that all your Exchange Act filings include the correct file number.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Financial and Operating Results, page 28

2. Throughout the results of operations you describe factors that contributed to a material change in expenditures without quantifying each factor. For instance, you disclose that Montanore project expenses increased in 2008 mainly due to permitting efforts and preparations to begin dewatering the Libby adit. However, you have not quantified each factor contributing to a material increase in expenditures. To the extent that there have been period-to-period changes in any item you discuss, identify each material factor that contributed to the change, and quantify the impact of the identified factors, including any offsetting factors. See Instruction 4 to Item 303(a) of Regulation S-K and Section III.D. of SEC Release 33-6835 for more information.

Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3 – Property, Plant and Equipment, page 42

3. We note the disclosure indicating that construction has begun on the certain systems at the Libby adit at the Montanore project, with approximately $1.5 million included in construction in progress as of December 31, 2008. Separately, we note that the Montanore project is in the exploration stage. In view of the status of the Montanore project as an exploration stage project, explain to us your basis for capitalizing costs incurred in connection with the construction at the Libby adit.

4. To help us understand your accounting for activities at the Montanore project, please provide us with a schedule that details, as of December 31, 2008 and September 30, 2009, the amount, nature and purpose of each item capitalized under the balance sheet captions "Construction in progress", "Mine buildings and leasehold improvements", and "Plant and equipment." For each item, explain why you believe capitalization is appropriate given the status of the Montanore project as an exploration stage project. As part of your response, explain whether, and to what extent, each capitalized item has an alternative future use.

Note 11 – Stock Options, page 45

5. We note you disclose "during 2008, the Company cancelled and reissued 3,452,000 stock options…" However, based on the tabular disclosure of option activity under your plans, it appears that the 3,452,000 options you cancelled and

reissued is greater than the maximum amount outstanding during 2008. Please provide a reconciliation that resolves this apparent inconsistency.

Executive Compensation (as incorporated by reference from Definitive Proxy Statement filed April 30, 2009)

Compensation Discussion and Analysis

Establishing Compensation Opportunities, page 13

6.   It appears that you may have benchmarked portions of your executive compensation against a "peer group" in 2008. However, you have not disclosed your basis for selecting the peer group you identify, nor do you clearly explain how the comparative compensation information was used. Please provide a concise discussion of how you selected these peer companies and how you used the comparative compensation information in your decision making process, including but not limited to if you benchmarked your total compensation for any named executive officer, or any material elements thereof, to a set percentage of such peer compensation, and if so, the nature and extent of any discretion the compensation committee retains. See Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Compensation Components, page 13

7.   You disclose that you increased base salary for each of your named executive officers by 11% based on individual performance, company performance, and to bring salaries in line with your identified peer group. Similarly, you disclose that you awarded cash bonuses ranging from $10,000 to $15,000 per executive based on achievement of individual goals and completion of certain milestones in 2008, and also that you award stock options based on achievement of corporate objectives. However, you have not provided any discussion of what such individual or company targets were nor how achievement relative to such targeted individual or corporate performance goals translated into the specific payouts for each type of award. To the extent your compensation is based in any part on individual performance, clearly describe the elements of individual performance. See Item 402(b)(2)(vii) of Regulation S-K. Also disclose the applicable corporate performance targets. See Item 402(B)(2)(v) of Regulation S-K.

8.   If you believe disclosing the targets would result in competitive harm such that the targets could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion. If disclosure of quantitative or qualitative

performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors. See Instruction 4 to Item 402(b) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters (as incorporated by reference from Definitive Proxy Statement filed April 30, 2009)

Security Ownership of Directors and Management, page 5

9.   Please clarify if the options or warrants exercisable within 60 days, which appear to be included for the purpose of computing the percentage of the outstanding class owned by each executive, are thereafter not deemed outstanding for the purpose of computing the percentage of the class by any other person. See Exchange Act Rule 13d-3(d)(1)(i).

Exhibits and Financial Statement Schedules

Exhibits 31.1 and 31.2

10.   The certifications you filed omit the required introductory language in paragraph 4 referring to internal control over financial reporting. Please provide corrected certifications.

Engineering Comments on Form 10-K for the Fiscal Year Ended December 31, 2008

Non-Reserves Reported in Canada, page 18

11.   We note you disclose resource estimates in addition to mineralized material. With the passage of National Instrument 43-101 in Canada, disclosure using non-SEC reserve definitions, such as resource estimates, is allowed for Canadian incorporated companies under the exception in Instruction 3 to Paragraph (b)(5) of Industry Guide 7. However, your jurisdiction of incorporation is Idaho and as such, only those terms specified by Industry Guide 7 may be used in U. S. SEC filings. The provisions in Industry Guide 7 preclude the use of any terms other than proven or probable reserves for disclosure in SEC documents. In future filings, please remove all resource disclosure.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271, Timothy Levenberg at (202) 551-3707 or me at (202) 551-3489 with any other questions.

Sincerely,

W. Bradshaw Skinner
Senior Assistant Chief
Accountant